

NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF ORGANIZATION

OF

PALACIO INTERNATIONAL HOLDINGS, LLC

the original of which was filed in this office on the 5th day of November, 2018.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 5th day of November, 2018.

Elaine F. Marshall

Secretary of State




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SOSID: 1768264
Date Filed: 11/5/2018 8:53:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2018 306 00506

State of North Carolina
Department of the Secretary of State

Limited Liability Company
ARTICLES OF ORGANIZATION

Pursuant to §57D-2-20 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Organization for the purpose of forming a limited liability company.

1. The name of the limited liability company is: Palacio International Holdings, LLC

2. The name and address of each person executing these articles of organization is as follows: (State whether each person is executing these articles of organization in the capacity of a member, organizer or both. **Note: This document must be signed by all persons listed.**)

   John F. Ambielli, Organizer
   643 Mill Ridge Drive
   Mills River, NC 28759

3. The name of the initial registered agent is: John F. Ambielli

4. The street address and county of the initial registered agent office of the limited liability company is:

   Number and Street: 643 Mill Ridge Drive

   City: Mills River State: North Carolina Zip Code: 28759 County: Henderson

5. The mailing address, if different from the street address, of the initial registered agent office is:

   The mailing address is the street address

6. Principal office information: (Select either a or b.)

   a. ☐ The limited liability company has a principal office.

   The principal office telephone number:

   The street address and county of the principal office of the limited liability company is:

   Number and Street:

   City: State: Zip Code: County:

   The mailing address, if different from the street address, of the principal office of the company is:

   Number and Street:

   City: State: Zip Code: County:

   b. ☒ The limited liability company does not have a principal office.

7. Any other provisions which the limited liability company elects to include (e.g., the purpose of the entity) are attached.

8. (Optional): Please provide a business e-mail address:
The Secretary of State's Office will e-mail the business automatically at the address provided above at no cost when a document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is offered, please see the instructions for this document.

9. These articles will be effective upon filing, unless a future date is specified:

This is the ___1st___ day of November, 2018.



_____
John F. Ambielli, Organizer